

Mail Stop 3561

April 5, 2007

Mr. Frank A. Caruso
Chief Financial Officer
The Stride Rite Corporation
191 Spring Street
P.O. Box 9191
Lexington, Massachusetts 02420

> **Re:** **The Stride Rite Corporation**
> **Form 10-K for the Fiscal Year Ended December 1, 2006**
> **Filed February 13, 2007**
> **File No. 1-04404**

Dear Mr. Caruso:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 1, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Liquidity and Capital Resources, page 30

Contractual Obligations, page 32

1.   Please include the balance of your revolving credit facility in the table of financial obligations in future filings.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-5

1. Summary of Significant Accounting Policies, page F-5

2.   Please disclose the types of expenses you include in the cost of sales line item and those you include in the selling and administrative expenses line item. In doing so, please disclose specifically whether you include inbound freight charges, receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in cost of sales. If you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling and administrative expenses. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A.

Revenue Recognition, page F-5

3.   You disclose that revenue from gift certificates is deferred until redemption. Please tell us the amount of revenue you recognize from gift certificates and disclose your gift certificate accounting policies in future filings, including whether or not you recognize breakage and whether your gift certificates have expiration dates. If you recognize breakage, please provide us with a description of your breakage recognition methodology, a summary of your historical gift certificate breakage pattern and your estimated gift card breakage rate. Please tell us the basis in GAAP for your recognition methodology and the amount of breakage recognized for each year presented.

Co-operative Advertising, page F-5

4.   We note that you recognize vendor allowances paid to customers as an operating expense. Please tell us and disclose in future filings the methodology you use to determine a reasonable estimate of fair value of the advertising you receive. Refer to paragraph 9(b) of EITF 01-09. It appears from your disclosure that you account for buy-down programs in the same way as you account for co-operative advertising. Please confirm that you account for buy-down programs as a reduction in revenue; if this is not the case, please explain. Please also revise future filings to clearly disclose your accounting policy for buy-down programs.

Shipping and Handling, page F-5

5.   We note you include product handling costs in the selling and administrative expenses line item. Please disclose where you classify shipping costs in your statements of income. Furthermore, please disclose the amounts of any shipping or handling costs not classified as cost of sales. Also, confirm to us that you include customer payments for shipping costs in net sales. Refer to EITF 00-10.

4. Inventories, page F-13

6.   We note your disclosure of the hypothetical net income and earnings per share impact as if all of your inventories had been recorded on a FIFO basis rather than the LIFO basis you have elected. Please remove this disclosure in all future filings or tell us why you believe these non-GAAP measures meet the conditions to be presented under Item 10(e) of Regulation S-K. Similarly, we would expect that your second paragraph in this footnote which discusses net income and per share effects due to reductions in certain inventory quantities to be removed in future filings. To the extent that these amounts are material to cost of sales and your results of operations, please discuss the changes in MD&A.

7.   Please tell us why you have presented your LIFO reserve balance at year-end. If you intended to indicate the excess of replacement or current cost over stated LIFO to comply with Rule 5-02.6(c) of Regulation S-X, please clarify your disclosure to state this. Additionally, if you choose to continue to use the term "LIFO reserve", please define and explain the term in future filings.

14. Income Taxes, page F-25

8.   Please tell us the components of the line item "other accounting reserves and accruals." In future filings, please separate the major components of this amount into separate line items to the extent practicable.

16. Operating Segments, page F-26

9.   Please revise future filings to report revenues from U.S. sales and non-U.S. sales
        separately. In addition, please report long-lived assets located in both U.S. and
        non-U.S. locations. Refer to paragraph 38 of SFAS No. 131.

Schedule II – Valuation and Qualifying Accounts, page S-1

10.   We note your presentation of an allowance for sales discounts. Please confirm
        that this represents your allowance and related activity for merchandise returns
        and for your buy-down program. If so, please revise your description in future
        filings. If not, please explain.

Exhibits 31.1 and 31.2, pages E-4 and E-5

11.   In future filings please revise so that you refer to the related filings only as
        "report" in paragraphs 2, 3, 4 and 5 rather than as "annual report" or "quarterly
        report." Refer to Item 601(b)(31)(i) of Regulation S-X.

                        *   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Staff Accountant Yong Kim at (202) 551-3323 or Staff Accountant Scott Ruggerio at (202) 551-3331. Any other questions regarding disclosure issues may be directed to me at (202) 551-3716.

Sincerely,

William Choi
Branch Chief